

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

<u>Via E-mail</u>
Mr. Stuart G. Hagler
Chief Executive Officer
TransCoastal Corporation
17304 Preston Road, Suite 700
Dallas, TX 75252

>   **Re: TransCoastal Corporation**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed February 26, 2014**
>   **File No. 333-191566**

Dear Mr. Hagler:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1.   In comment 2 of our January 31, 2014 letter we requested that you furnish to us certain technical support items. We have not received information for the Savell proved undeveloped reserves: <u>estimated ultimate recoveries</u> for the eight analogy wells you referenced; the associated analogies' producing <u>rate vs. time projections</u> as well as those for the <u>Savell proved undeveloped locations;</u> and the <u>map(s)</u> of the Savell PUD locations with their analogy wells. Please furnish these items to us and ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

You may furnish these materials on digital media such as a flash drive or compact disk.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met and advise us of you preferred method of return.

If you wish to request confidential treatment of these materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items and those specified in comments below to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

2. As part of your response to prior comment 2, you stated "The entire Shelby County Area was searched for James Lime producers with the strongest and longest performance histories." It is the staff's view that the analogical proved reserve estimates should represent a median/average EUR of the wells considered. Please explain how you considered all the wells "located 1- 5 miles south – southeast of the Savell A #1H".

3. With regard to the natural gas prices used in your proved reserve estimates, your response to our prior comment four included "The spreadsheet values are based on actual historical production, actual historical values received for both NGLs (on a component specific basis and based on the location of the production and the purchaser marketing the commodities), and any other charges specific to the individual lease such as contractual specific terms and efficiency of the individual plant. On the other side, the "going forward" economics are based on an arithmetic average of the 12-month trailing average of NYMEX Pricing which is not necessarily the same as the value received for TCC's produced gas, nor the market price of the processed NGLs." Rule 4-10(a)(22)(v) of Regulation S-X states "Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions." Proved reserves are estimated on the basis of historical prices received which can be represented as either a benchmark price (e.g. NYMEX) with (generally negative) historical adjustments or the prices actually received in the 12 months preceding the estimate's effective date. Please amend your document to disclose proved reserves that are estimated with historical adjusted prices. You may contact us for further guidance.

4. Your response to prior comment 6 presents a production cost line item spread sheet that attributes Pumper/Gauger costs to the Montague and Stevens areas but appears to omit such costs for your Pampa operations. Please explain this difference to us.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey at (202) 551-3704. Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Craig G. Ongley
Kane Russell Coleman & Logan PC